Socket Mobile, Inc.
39700 Eureka Drive
Newark, CA 94560

January 11, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Mark P. Shuman, Esq.
Evan S. Jacobson, Esq.

Re: Socket Mobile, Inc.
Acceleration Request of Registration Statement on Form S-3
File No. 333-171267

 Ladies and Gentlemen:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, Socket Mobile, Inc., (the "Company"), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-171267), so that it may be declared effective at 5:00 p.m. Eastern Time on January 12, 2011 or as soon thereafter as is practicable.

The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also request that a written order verifying the effective date be sent to our attorneys, Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California, 94304, Attention: Herbert P. Fockler (facsimile: 650-493-6811).

Sincerely,
Socket Mobile, Inc.

/s/ David W. Dunlap

David W. Dunlap
Chief Financial Officer
cc: Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati